Suite 3120, Park Place,
666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

To the Securities Regulatory Authorities:

Re:

AURIZON MINES LTD. (the “Company”)

Annual General Meeting of Shareholders held on May 13, 2010 (the “Annual General Meeting”)

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

MATTERS VOTED UPON

At the Company’s Annual General Meeting, Shareholders were asked to consider certain matters, as set out in the Company’s Management Information Proxy Circular dated March 26, 2010.  The following briefly describes in accordance with NI 51-102 the matters voted upon and the outcome of the votes at the Annual General Meeting.

Item 1:

Number of Directors

By a vote by way of show of hands, the ordinary resolution to fix the number of directors at eight (8) was passed. The proxies submitted for the Meeting on this matter were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	113,268,965	99.77%
Votes Against	259,097	0.23%
Total Votes Cast	113,528,062	100%

Item 2:

Election of Directors

By a vote by way of show of hands, the ordinary resolution to elect the following nominees as directors for a term expiring at the third next following annual general meeting was passed:

Richard Faucher
Brian S. Moorhouse

The proxies submitted for the Meeting on this matter were as follows:

	Votes In Favour	Votes Withheld	Total Votes Cast	Percentage of Votes For	Percentage of Votes Withheld
Richard Faucher	103,449,578	542,684	103,992,262	99.48%	0.52%
Brian S. Moorhouse	103,096,770	895,493	103,992,263	99.14%	0.86%

Item 4:

Appointment and Remuneration of Auditors

By a vote by way of show of hands, the ordinary resolution to appoint PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors was passed.

The proxies submitted for the Meeting on this matter were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	110,891,051	97.68%
Votes Withheld	2,637,011	2.32
Total Votes Cast	113,528,062	100.00%

Item 5:

Approval of Amended and Restated Stock Option Plan.

By a vote by way of show of hands, the ordinary resolution to approve certain amendments to the Company’s Stock Option Plan and the adoption of the Amended and Restated Stock Option Plan was passed.

The proxies submitted for the Meeting on this matter were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	92,062,344	88.53%
Votes Against	11,928,919	11.47%
Total Votes Cast	103,991,263	100.00%

Item 6:

Approval of Unallocated Entitlements

By a vote by way of show of hands, the ordinary resolution to approve the unallocated entitlements under the Company’s Amended and Restated Stock Option Plan until May 13, 2013 was passed.

The proxies submitted for the Meeting on this matter were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	94,313,013	90.69%
Votes Against	9,679,249	9.31%
Total Votes Cast	103,992,262	100.00%

Item 7:

Any other business

There was no other business.

DATED at Vancouver, British Columbia this 20th day of May, 2010.

AURIZON MINES LTD.

By:

/s/____________________________

Julie A. S. Kemp

Corporate Secretary